

June 29, 2023

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

> **Re: Cottonwood Communities, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 24, 2023**
> **Response dated June 14, 2023**
> **File No. 000-56165**

Dear Adam Larson:

We have reviewed your June 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2023 letter.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

1. We note your response to comment 2. Please clarify for us why offering costs of $14,376,000 presented on the consolidated statements of stockholders' equity equals the same amount on the consolidated statements of cash flows for the year ended December 31, 2022. Your response should reflect your policy which appears to be that offering costs not paid upfront will be accrued as a liability with an offset to equity.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction